Mail Stop 6010

      October 24, 2005

Mr. Claude Imbleau
President, CEO, CFO
Transbotics Corporation
3400 Latrobe Drive
Charlotte, NC 28211

      Re:	Transbotics Corporation
Form 10-KSB for the Fiscal Year Ended November 30, 2004
Form 10-KSB/A for the Fiscal Year Ended November 30, 2004
Forms 10-QSB for the Fiscal Quarters Ended February 28, 2005, May
31,
2005 and August 31, 2005
Form 10-QSB/A for the Fiscal Quarter Ended May 31, 2005
		File No. 000-18253

Dear Mr. Imbleau:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

							Sincerely,


							Martin F. James
							Senior Assistant Chief
Accountant
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Mr. Claude Imbleau
Transbotics Corporation
September 1, 2005
Page 1